

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 7, 2016

Via E-mail
Kevin Chin
Chairman
VivoPower International PLC
23 Hanover Square
Mayfair
London W1S 1JB, UK

> **Re:** **VivoPower International PLC**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 25, 2016**
> **File No. 333-213297**

Dear Mr. Chin:

We have reviewed your amended filing and have the following comment.

Background of the Transactions, page 53

1. With respect to the contribution agreement changes that were first introduced on September 16, 2016, please disclose in your amended registration statement the following:

    - The reasons why these changes—the increase in the maximum number of shares that can exercise conversion rights and the allowance of certain Aevitas obligations to remain outstanding after completion of the transaction—were initially introduced;
    - The "relative benefits and detriments of [these] changes" that were discussed with the ARWA board on October 13, 2016; and
    - ARWA board's reasoning for approving these changes to the contribution agreement.

    You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Jeffrey Gallant
        Graubard Miller